

Mail Stop 3720

January 30, 2009

Tony Lee
Chief Executive Officer
Apextalk Holdings, Inc.
637 Howard St.
San Francisco, CA 94105

> **Re:** **Apextalk Holdings, Inc.**
> **Amendment No. 2 to Form S-1**
> **Filed January 21, 2009**
> **File No. 333-153838**

Dear Mr. Lee:

We have reviewed the above filing and your response letter dated January 20, 2009 and have the following comments. Where indicated, we think you should revise your Form S-1 in response to these comments. If you disagree with any of our comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Products and Services, page 14

1. Please update the following disclosure on page 14:

   - "'Media Tracker,' 'promotion Minute,' and 'Vertical Office' are finished with their developed stage and will be launched at the beginning of December 2008."
   - "We expect that "Media Tracker," "Promotional Minute" and "Virtual Office" will be able to generate revenue after December 1, 2008."

2. We note your response to comment four from our letter dated January 5, 2009. It would appear that the agreement with Chunghwa Telcom may be a material contract. Please either include it as an exhibit to your registration statement or

tell us in your response that you are not substantially dependent upon the contract. See Item 601(b)(10) of Regulation S-K.

Executive Compensation, page 22

3. We note your response to comment eight from our letter dated January 5, 2009 and your revised disclosure. We further note that Mr. Micky Siu accrued $1,150 in salary in 2008. However, you state on page 23 that no amounts have been accrued to directors at this time. Please explain this discrepancy.

*   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Joseph Cascarano, Staff Accountant, at (202) 551-3376 or Robert Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Plowgian, Attorney-Adviser, at (202) 551-3367, Kathleen Krebs, Special Counsel, at (202) 551-3350 or me at (202) 551-3810 with any other questions.

Sincerely,

/s Kathleen Krebs for
Larry Spirgel
Assistant Director

cc: By facsimile to (732) 577-1188
        Gregg E. Jaclin, Esq.
        (Anslow + Jaclin, LLP)